Exhibit 12.1

OCWEN FINANCIAL CORPORATION AND SUBSIDIARIES
COMPUTATION OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	2007	2006	2005	2004	2003

Earnings:
Income (loss) from continuing operations before income taxes (1)	$53,716	$81,590	$22,682	$25,626	$5,520

Add:
Interest expensed and capitalized, except interest on deposits, and amortization of capitalized debt	71,974	52,710	33,625	16,805	24,652
expenses
Interest on deposits	917	948	3,710	13,634	17,546
Interest component of rental expense	2,217	1,513	1,308	907	1,169

Total fixed charges (2)	75,108	55,171	38,643	31,346	43,367

Earnings (losses) for computation purposes	$128,824	$136,761	$61,325	$56,972	$48,887

Ratio of earnings to fixed charges:
Including interest on deposits (3)	1.72	2.48	1.59	1.82	1.13
Excluding interest on deposits (3)	1.72	2.50	1.65	2.45	1.21

(1)	Excludes equity in earnings of unconsolidated entities.

(2)

Fixed charges represent total interest expensed and capitalized, including and excluding interest on deposits, amortization of capitalized debt expenses, as well as the interest component of rental expense.

(3)	The ratios of earnings to fixed charges were computed by dividing (x) income from continuing operations before income taxes plus fixed charges by (y) fixed charges.